SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2013
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CORPORATE TAXPAYER ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration No. 1431-1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND NINETEENTH

EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, in the city of Curitiba, state of Paraná. 2. DATE AND TIME: 11.13.2013 – 4:00 p.m. 3. PRESIDING BOARD: MAURICIO SCHULMAN – Chairman, LINDOLFO ZIMMER – Executive Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

 I.      Approval for Companhia Paranaense de Energia - Copel to act as the intervening party and provide a guarantee for the Brazilian Development Bank (BNDES) loan operation, pursuant to Resolution 1032/2013-BNDES, dated October 1, 2013, to Copel Geração e Transmissão S.A. for opening a loan facility for Matrinchã Transmissora de Energia (TP Norte) S.A.;

II.   Approval for Companhia Paranaense de Energia - Copel to act as the intervening party and provide a guarantee for the Brazilian Development Bank (BNDES) loan operation, pursuant to Resolution 1106/2013-BNDES, dated October 29, 2013, to Copel Geração e Transmissão S.A. for the purposes envisaged in clauses eleven, thirteen and fifteen of the loan agreement for the implementation of HPP Colíder;

 III.  Approval of the prepayment of dividends and interest on equity, replacing the dividends for fiscal year 2013, totaling R$325,039,000.00, equivalent to 50% of adjusted net income for the first half of the year, with payment beginning on December 16, 2013, to shareholders of record on November 26, 2013, in accordance with Law 9249/95, whose amount will be offset when the annual dividends of said year are defined, as follows: a) Dividends in the gross amount of R$145,039,000.00, distributed as follows: i)  R$0.50617 per common share (ON); ii) R$0.55688 per class “A” preferred share (PNA);  and iii) R$0.55688 per class “B” preferred share (PNB);  b) Interest on equity replacing dividends, in the gross amount of R$180,000,000.00 to be distributed as follows: i) R$0.62819 per common share (ON); ii) R$0.69111 per class “A” preferred share (PNA);  and iii)  R$0.69111 per class “B” preferred share (PNB).  The amounts distributed will be ratified at the Shareholders’ Meeting that analyzes the Management Report, the Balance Sheet and other Financial Statements referring to fiscal year 2013; and c)  shares will be traded ex-dividend and ex-IOE rights as of November 27, 2013, inclusive; and

IV.  Presentation of the Financial Statements for the third quarter of 2013.

5. ATTENDANCE: MAURICIO SCHULMAN – Chairman, LINDOLFO ZIMMER – Executive Secretary; CARLOS HOMERO GIACOMINI, JOSÉ RICHA FILHO, NATALINO DAS NEVES, NEY AMILTON CALDAS FERREIRA and PAULO PROCOPIAK DE AGUIAR.

The full Minutes of Copel’s 119th Extraordinary Board of Director’s Meeting were drawn up in the Company’s Book no. 06, registered at the Paraná State Trade Registry under no. 05/095391-5 on August 8, 2005.

LINDOLFO ZIMMER

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 14, 2013

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.